UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 10, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•             KPN joins Heineken in narrowcasting, dated April 10, 2006.

Press release

Date 10 April 2006

Number
027pe

KPN joins Heineken in narrowcasting

KPN and Heineken are going to join forces in narrowcasting. KPN will take a majority stake in ON b.v. with Heineken owning the remainder part. The transaction still needs the approval of the European Commission. ON is a narrowcasting platform aimed mainly at Dutch audiences. ON provides the hospitality and catering sector with TV screens and sends them top quality video material using broadband connections. It means that companies in the hospitality and catering sector can inform and entertain their customers in innovative ways.

Visitors can watch mood films, clips and live concerts on the TV screens. In the near future, people visiting bars, clubs, grand cafés, etcetera, will also be able to use visual connections to interact with other visitors at other entertainment spots hooked up to ON connections. What’s more, people can interconnect through SMS, MMS, Bluetooth, internet and interactive games.

Having a stake in ON fits KPN’s ambition to become market leader in narrowcasting and to transform from a telecom company into a multimedia provider. Heineken’s share in ON is another way of attracting more customers to the hospitality and catering sector. ON offers customers and advertisers a new platform to provide a broad spectrum of interactive communication and virtual experiences on TV screens in bars, clubs, restaurants and other entertainment venues. Sony and New Business Generation, like Heineken, last year closely involved in setting up the narrowcasting company, will remain business partners.

You can download photos of the signing of the transaction via www.presslink.nl/ONbv. The photo material is free of duties.

Accompanies press release

dated
10 April 2006

Number
027pe

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus and BASE, KPN occupies a strong position in the mobile markets in Germany and Belgium respectively.

As of December 31, 2005, KPN’s 29,286 employees (26,598 FTEs) served 6.9 million fixed-line subscribers and 2.2 million Internet customers in the Netherlands as well as 20.8 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt. You can find more information on KPN or narrowcasting by visiting www.kpn.com, key word ‘Narrowcasting’.

About Heineken

The Heineken enterprise is the most international brewery group in the world and operates in practically all countries across the globe. Heineken belongs to the top five largest breweries worldwide and employs more than 60,000 people on this world stage. Heineken has about 5,000 employees in the Netherlands. Some of the brands Heineken sells in its range in the Netherlands are Amstel, Brand and Murphy’s. You can find more information on Heineken by visiting their website on www.heineken.nl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 12, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel